ZEN Graphene Solutions Announces Collaboration with Graphene
Composites Ltd. to Develop a COVID-19 Virucidal Graphene-Based
Composite Ink for Face Masks

Thunder Bay, ON - April 30, 2020, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSXV:ZEN) is pleased to announce an international collaboration with UK-based Graphene Composites Ltd (GC) to fight COVID-19 by developing a potential virucidal graphene-based composite ink that can be applied to fabrics including N95 face masks and other personal protective equipment (PPE) for significantly increased protection. Once the development, testing, and confirmation of the graphene ink's virucidal ability have been completed, the ink will then be incorporated into fabrics used for PPE.

Francis Dubé, CEO of ZEN commented, "We are pleased to be collaborating with GC and be on the forefront of a new innovative technology that could contribute to combating the deadly COVID-19 virus. The development of this potential COVID-19 virucidal graphene ink is coming at a crucial time to provide effective PPE supplies for the safety of frontline workers and hospital staff." Dr. Dubé continued, "The current N95 masks trap the virus but don't kill it. Our testing will demonstrate if the graphene ink is an effective virucide which would kill the virus as this could make a big difference to people's safety. We have been very impressed by the Graphene Composites team and look forward to continued collaborations."

Sandy Chen, CEO of GC stated, "Combining the deep nanomaterials expertise of GC and ZEN with a truly collaborative approach has enabled us to do a year's worth of R&D in a matter of weeks. Quickly developing and deploying our virucidal/germicidal ink would make a significant difference in slowing the rate of infection - thus saving many lives."

Under the collaboration, ZEN has synthesized a silver nanoparticles functionalized graphene oxide ink at their lab in Guelph, Ontario that has been documented by previous researchers to kill earlier versions of coronavirus. Once testing is completed, the ZEN/GC graphene ink would then be incorporated into a fabric to be included into masks and filters designed by GC.

Efficacy testing of the silver-graphene oxide-based ink to kill the COVID-19 virus (SARS-CoV-2) will be conducted at Western University's ImPaKT Facility Biosafety Level 3 lab in Ontario. In addition, the graphene ink will be tested to kill influenza A and B viruses at Biosafety Level 2 labs in the UK and US.

About ZEN Graphene Solutions Ltd.

ZEN is an emerging graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods.

About Graphene Composites Ltd.

GC is an innovative nanomaterials technology company, driven by an ethos to create life-changing products. Using graphene and other nanomaterials, we produce a range of composites that are amongst the strongest, lightest, most resilient materials ever created. A leader in our field, we have the ability to combine science, connected applications and productization rapidly and efficiently.

For further information:

Dr. Francis Dubé, Chief Executive Officer

Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Sandy Chen, Chief Executive Officer

Tel: +44 7710 537631

Email: sandy.chen@graphenecomposites.com

To find out more about Graphene Composites Ltd, please visit our website www.graphenecomposites.com

Forward-Looking Statements

This news release contains forward-looking statements. More particularly, this news release contains statements concerning the acceptance of the engagement of Storyboard by the TSX Venture Exchange and the anticipated monthly fees payable to Storyboard. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.